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Exhibit 99.4

Press Release
Your Contact:
Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Jason Ford Aventis Global Product Communications Tel: +1 908 231 38 50 Jason.Ford@aventis.com

Abstract #5508

Investigators Report Taxotere® Offers Significant Survival Benefits for Head and Neck Cancer Patients

        Strasbourg, France—June 7, 2004—Aventis announced today the results of a phase III trial using Taxotere® (docetaxel) Injection Concentrate when added to a standard therapy for nonresectable locally advanced squamous cell carcinoma of the head and neck (LA-SCCHN) were presented at the annual meeting of the American Society of Clinical Oncology (ASCO) in New Orleans, LA,. Investigators reported that the Taxotere-based regimen demonstrated superior overall survival rates, and patients also benefited from significantly improved progression-free survival and cancer response rates, as well as a lower rate of severe side effects compared to the standard therapy.

        The trial, conducted by the European Organization for Research and Treatment of Cancer (EORTC) Head and Neck Cooperative Group, involved 358 patients and demonstrated that patients receiving Taxotere plus cisplatin and 5-fluorouracil (5-FU) had significant prolongation of progression-free survival, the trial's primary endpoint, (12.7 months vs. 8.4 months, p=0.006) compared to those who received the standard treatment of cisplatin and 5-fluorouracil (5-FU). The Taxotere combination also resulted in significantly improved overall survival (18.6 months vs. 14.5 months, p=0.016) and significantly increased overall response rates (67.8 percent vs. 53.6 percent, p=0.007), the trial's secondary endpoints.

        "Head and neck cancer patients have very limited treatment options. The addition of Taxotere to this standard treatment regimen is very encouraging and may change the paradigm by which we treat this disease," said Jan B. Vermorken, MD, PhD, EORTC Principal Investigator, Professor of Oncology and Head of the Department of Medical Oncology at the University Hospital of the University of Antwerp in Belgium. "The trial

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findings provide new important information for oral surgeons, medical oncologists and radiation oncologists."

        Head and neck cancer is the seventh most frequently occurring cancer worldwide with an incidence rate of 390,000 cases annually. In the United States, it is estimated that more than 38,000 cases will occur in 2004.

        "We are encouraged by today's results that suggest a benefit with Taxotere for patients with advanced head and neck cancer, a difficult to treat disease", said Frank Douglas, MD, PhD, Executive Vice President of Drug Innovation and Approval and a Member of the Board of Management at Aventis.

Study Results and Protocol

        Patients in the multicenter trial were randomly assigned to receive one of two treatments. Of the 358 participants, 177 received an infusion of Taxotere plus cisplatin on day one and a five-day continuous infusion of 5-fluorouracil (5-FU) and 181 patients received an infusion of a standard treatment consisting of cisplatin on day one followed by a five-day continuous infusion of 5-fluorouracil (5-FU). Treatment cycles were to be repeated every three weeks for a total of four cycles. All patients received radiation therapy following chemotherapy within four to seven weeks after completing the last cycle of chemotherapy. Radiation therapy was administered five days a week for up to seven weeks.1F

        In this trial, investigators reported that Taxotere regimen was well tolerated and had a generally predictable and manageable safety profile. Patients receiving the cisplatin and 5-fluorouracil (5-FU) regimen showed greater grade 3-4 nausea (7.3 percent vs. 0.6 percent), vomiting (5.0 percent vs. 0.6 percent) stomatitis (11.2 percent vs. 4.6 percent) and more toxic deaths (5.5 percent vs. 2.3 percent). when compared to the Taxotere regimen.

        These results are one of three large randomized phase III Taxotere studies highlighted at this premier oncology meeting from which investigator reported survival advantages for cancer patients. Also two landmark phase III trials, TAX 327 (abstract 4) and SWOG 9916 (abstract 3), demonstrated a Taxotere-based regimen yielded a statistically significant survival benefit for men with androgen-independent (hormone-refractory) metastatic prostate cancer.

About Taxotere

        Taxotere is a key growth driver for Aventis and is the foundation of the company's oncology franchise. Taxotere is indicated for treatment of metastatic breast cancer and non-small cell lung cancer, and is being studied extensively in clinical trials for safety and efficacy in early-stage breast and gastric cancers. Additional Taxotere submissions to regulatory authorities for gastric cancer are planned for the second half of the year and head & neck cancer is planned for 2005. In 2003, Taxotere generated worldwide sales of over € 1.3 billion.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

US Contact: Lisa Kennedy Aventis U.S. Product Communications Tel: +1 908 243 6361 Lisa.A.Kennedy@aventis.com

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  Exhibit 99.4